February 6, 2026

Steve Shum
Chief Executive Officer
INVO Fertility, Inc.
5582 Broadcast Court
Sarasota, Florida 34240

       Re: INVO Fertility, Inc.
           Registration Statement on Form S-1
           Filed February 2, 2026
           File No. 333-293135
Dear Steve Shum:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jane Park at 202-551-7439 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and Services
cc:    Marc Indeglia, Esq.